UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TWINLAB CONSOLIDATED HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-55181	46-3951742
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1455 Kettner Blvd., #305, San Diego, CA
(Address of Principal Executive Offices, including zip code)

(562) 618-1310
(Registrant’s telephone number, including area code)

(Former name, former address, if changed since last report)

September 4, 2014

________________________________

TWINLAB CONSOLIDATED HOLDINGS, INC.
________________________________

September 4, 2014

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

This information statement is being provided for informational purposes only. No vote or other action of the stockholders of Twinlab Consolidated Holdings, Inc. is required in connection with this information statement.  No proxies are being solicited and you are requested not to send a proxy to us.

INTRODUCTION

This statement (the “Statement”)  pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is being circulated to the shareholders of record as of September 4, 2014 of Twinlab Consolidated Holdings, Inc., a Nevada corporation, in connection with the transaction described more fully below, which will result in a change of control of. Twinlab Consolidated Holdings, Inc. (hereinafter the “Registrant”), a reporting company pursuant to the Exchange Act.

PROPOSED CHANGE IN CONTROL TRANSACTION

On September 4, 2014, the Registrant entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among TCC MERGER CO, a Delaware corporation and wholly-owned subsidiary of the Registrant (“Merger Sub”), and Twinlab Consolidation Corporation, a Delaware corporation (the “Company” or “TCC”).

Pursuant to the terms of the Merger Agreement, the Registrant will, upon the closing of the Merger, cause Merger Sub to merge with and into the Company, with the Company being the surviving corporation. Upon closing of the Merger, the Registrant’s main focus will be redirected to the operations of TCC. The Registrant will own all of the assets, liabilities and operations of TCC which manufactures and markets high-quality, science-based nutritional supplements and beverages.

Pursuant to the terms of the Merger, the Registrant will issue 199,995,000 shares of restricted common stock (post 50:1 forward split) in exchange for 100% of TCC’s issued and outstanding common and preferred stock. Simultaneously with closing, Luz Vazquez will surrender 199,995,000 shares of the Registrant’s common stock (post 50:1 forward split) to the Registrant. Total issued and outstanding common stock of the Company, after giving effect to the Merger, will be 220,000,000 shares (post 50:1 forward split).

The Merger Agreement contains customary representations and warranties of the Registrant, TCC and Merger Sub.  The Merger Agreement also contains customary covenants and agreements, including, without limitation, covenants relating to the conduct of each of the respective businesses of the Registrant and TCC between the date of signing of the Merger Agreement and the consummation of the Merger. The Merger Agreement is subject to approval by the shareholders of both Merger Sub and TCC.

The respective boards of directors of the Registrant, Merger Sub, and TCC have each approved the Merger Agreement and the transactions contemplated thereunder.  The closing of such transactions and the effectiveness of the Merger is anticipated to occur on September 15, 2014 (the “Closing Date”).  However, there can be no assurances that the transactions contemplated under the Merger Agreement will be consummated, as the Merger Agreement may be terminated pursuant to the provisions thereof.

Upon closing of the Merger, Ms. Luz Vazquez’s resignation as the sole member of the board of directors of the Registrant will immediately become effective. She will also resign as Chief Executive Officer, Chief Financial Officer, and Secretary of the Registrant.  To fill the vacancies created by the resignation of Ms. Vazquez from such capacities, the Registrant’s board of directors has approved the appointment of Mr. Thomas A. Tolworthy (“Successor Director”) to the board of directors, subject to the fulfillment of certain disclosure and notification requirements, and effective upon the close of the contemplated Merger.

Resignation of Ms. Vasquez as sole director, on the one hand, and appointment of the Successor Director on the other hand, is subject to the conclusion of the 10-day period (the “10-day Period”) that will follow the date on which this Schedule 14f-1 is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to the Registrant’s stockholders of record.  This Schedule 14f-1 will be mailed to the stockholders on or about September 4, 2014.  The 10-day Period is expected to conclude on or about September, 14, 2014.

The above description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 10.1 to the Registrant’s current report on Form 8-K filed on September 4, 2014, incorporated by reference herein.  Additionally, the Form 8-K filed on August 28, 2014 referring to the Registrant’s 50:1 forward split is also incorporated by reference herein.

CHANGES IN MAJORITY OF DIRECTORS

As part of the Merger, upon the date of consummation of the Merger which shall occur no sooner than the conclusion of the applicable 10-day Period, the following changes to the Registrant’s directors and officers will occur:

•	Ms. Luz Vazquez shall resign as the sole director of the Registrant.

•	Mr. Thomas A. Tolworthy shall be appointed to the board of directors of the Registrant.

Board of Directors

Immediately following the Merger, our board of directors will be composed of one (1) member who shall be an employee of the Registrant. All members of our board of directors will serve until their terms expire or until their successors are duly elected and qualified. Our Bylaws provide that the authorized number of directors shall be determined by resolution of the stockholders or the board of directors, but in no event shall be less than one (1). We intend to review and select additional candidates to serve on our board of directors.

Director Independence

Since the Over the Counter Pinksheets does not have rules regarding director independence, the board makes its determination as to director independence based on the definition of “independence” as defined under the rules of the New York Stock Exchange (“NYSE”) and American Stock Exchange (“Amex”).  Our Board has not made the determination whether any of our Directors are considered independent, as defined in Section 803A of the NYSE Amex LLC Company Guide.  Therefore, as of the date of this filing, each Director should be considered as non-independent.

The Registrant intends to establish appropriate board committees, including an audit committee, at some time following the consummation of the Merger.

VOTING SECURITIES

Our common stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of common stock entitles its holder to one (1) vote.  As of September 4, 2014, there were 42 stockholders of record for 4,400,000 (pre 50:1 forward split) shares of our common stock issued and outstanding. Post forward split there will be 220,000,000 shares of common stock issued and outstanding.

CURRENT DIRECTOR AND OFFICERS

The following table sets forth the name, positions and age of the Registrant’s current executive officer and sole director. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.  Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.

Name	Age	Positions
Ms. Luz Vazquez	36	President, Secretary, Treasurer & sole Director

Luz Vazquez, 36 years old, has served as the Registrant’s Chief Executive Officer, President, Treasurer and Chairman of the Board since October 24, 2013. Ms. Vazquez is a make-up artist who began her career in 2002 with MAC Cosmetics. In 2007, Ms. Vazquez stepped down as an employee of MAC Cosmetics, but remained as a freelancer of MAC Cosmetics, to assist her husband with their retail store in Long Beach, California. Ms. Vazquez assists in selecting the merchandise for the store as well as organizing monthly fashion shows held in the store. Because of her beauty and retail knowledge and experience, Ms. Vazquez provides the Registrant with valuable beauty industry expertise. Ms. Vazquez has no experience in developing mobile applications and websites. We are using the services of a website and mobile app developer to design our logo and website and develop our mobile application.

DIRECTOR AND OFFICER COMPENSATION

General

The executive officers of the Registrant have not been compensated for their services but are reimbursed for any out-of-pocket expenses incurred in furtherance of the business.  We do not have any Employment Agreements with Ms. Luz Vazquez. However, upon closing of the Merger the new Management may enter into Employment Agreements.  Upon closing, any Employment Agreements in effect with TCC and any of its subsidiaries may be assumed by the Registrant. See the Summary Compensation Table- Post Merger, below.

The following table sets forth the compensation of the Registrant’s executive officers during the last two fiscal years. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individuals that are extended in connection with the conduct of the Registrant’s business.

Summary Compensation Table-Pre Merger

	Annual Compensation				Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock	Options	All Other Compensation
Ms. Luz Vazquez President, Secretary, Treasurer & Director	2012(1)	-	-	-	-	-	-
	2013(1)	-	-	-	-	-	-

(1)	Ms. Vazquez will resign as Chief Executive Officer and President and as the sole director of the Registrant, effective as of the close of business on September 15, 2014.

NEW DIRECTOR AND OFFICERS

In connection with the Merger, the following persons will be appointed to serve as officers and “Successor Director” on the board of directors of the Registrant, until the next annual meeting of stockholders and until his or her successor is duly elected and qualified:

Name	Age	Position	Term Commencing
Thomas A. Tolworthy	60	President and Chief Executive Officer; Sole Director	Officer as of September 15, 2014, Sole Director as of September 15, 2014
Mark Jaggi	39	Treasurer and Chief Financial Officer	Officer as of September 15, 2014
Richard Neuwirth	45	General Counsel and Secretary	Officer as of September 15, 2014
Kathleen Pastor	42	Executive Vice President Retail Sales	Officer as of September 15, 2014

Below are biographies for each of these executive officers and directors.

Management & Directors

Thomas A. Tolworthy – President and Chief Executive Officer; Sole Director

Thomas A. Tolworthy joined Twinlab in April 2011 as Chief Executive Officer. Prior to Twinlab he spent 10 years with The Vitamin Shoppe, including six years as CEO where he grew its retail business from 80 to 500 stores, increased revenue from $180 million to more than $700 million and took the company public in 2009.   Mr. Tolworthy spent 12 years with Barnes & Noble. During his five-year tenure as President in the 1990s he led the company’s expansion, opening of 400 new stores and was part of the executive team that took the company public. He currently serves on the Board of Directors of Vitamin Angels, a respected nonprofit organization that donates vitamins for use in developing areas and countries as well as Pet supplies Plus and Performance Bicycle.

Mark Jaggi, Executive Vice President, Chief Financial Officer and Treasurer

Mr. Jaggi is an experienced CFO with multiple turnaround successes. Mr. Jaggi is also experienced in corporate integrations and divestments in the manufacturing arena. Mr. Jaggi is an award-winning former employee of the Ford Motor Company with deep management experience in the nutrition industry.  He has played an important role in the turnaround of Twinlab.  Mr. Jaggi has a BS in Finance from the University of Utah, David Eccles School of Business, MBA from Duke University, Fuqua School of Business.

Richard Neuwirth, Executive Vice President, Chief Legal Counsel and Secretary

Mr. Neuwirth was a key player in the Twinlab sale to Idea Sphere in 2003, and also played a key role in the acquisition of MetaboLife in 2005. More recently, Mr. Neuwirth has played an important role in the reorganization of the Twinlab debt in 2011 and the company’s turnaround.  Mr. Neuwirth is a seasoned litigator and product liability expert having worked at King  & Spalding prior to Twinlab.  Mr. Neuwirth is a member of the New York and Georgia Bar Associations.  Richard has a BBA from Emory University and a JD from George Washington University.

Kathleen Pastor, Executive President Retail Sales

Ms. Pastor has become a key figure in the reorganization and optimization of Twinlab’s sales efforts. Her professional sales career started with Country Life, LLC, a New York-based company in the natural health industry, where she spent eight years focused on growing top-line revenue. Promoted to her current position in the fall of 2011, Ms. Pastor has brought execution to sales and customer service resulting in significant growth of Twinlab’s revenue in her areas of responsibility.  Ms. Pastor attended Northeastern University.

Summary Compensation Table- Post Merger

The following table sets forth information concerning all compensation paid to TCC’s Executive Officers for the last two fiscal years ended December 31, 2013 and 2012.

SUMMARY COMPENSATION TABLE
Name and Principal Positions (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Non-qualified Deferred Compensation Earnings ($) (h)	All Other Compen-sation($) (i)	Total ($) (j)
Thomas Tolworthy(1)
Chief Executive Officer, President and Director	2012	439,978	100,000	0-	0-	0-	8,750	-0-	548,728
	2013	500,000	100,000			0-	8,925		608,925
Mark Jaggi(2)
EVP, Chief Financial Officer and Treasurer	2012	147,087	-0-	0-	0-	0-	4,347	-0-	151,434
	2013	240,644	8,000			0-	7,750		256,394
Richard Neuwirth(3)
EVP, Chief Legal Officer and Secretary	2012	254,734	-0-	0-	0-	0-	7,774	-0-	262,508
	2013	262,500	8,000			0-	7,774		278,274
Kathleen Pastor(4)
Executive Vice President Retail Sales	2012	303,861	31,514	0-	0-	0-	3,782	-0-	339,157
	2013	315,001	8,000			0-	8,925		331,926

(1)
Mr. Tolworthy will be appointed as Chief Executive Officer and President of the Registrant on the closing date of the Merger on September 15, 2014 and as the Sole Director on September 15, 2014. Mr. Tolworthy was appointed Chief Executive Office and President of TCC pursuant to that certain employment agreement dated as of August 7, 2014.  Such employment agreement contemplates a base salary based on an annualized rate of Five Hundred Thousand Dollars from the start date through December 31, 2014 and beginning on January 1, 2015, an initial base salary based on an annualized rate of Six Hundred Thousand Dollars ($600,000) per year, plus a discretionary cash bonus for the remainder of 2014 and a performance-based target annual bonus payable upon achievement of applicable performance metrics thereafter.  Mr. Tolworthy’s base salary may be reduced on an annual basis (starting on January 1, 2016) by up to $100,000 per year (but at no time to a base salary rate below $300,000 per year); provided, however, in the event of such reduction for any given year, Mr. Tolworthy’s target annual bonus for which Executive is eligible for such year shall be increased by an amount such that (for the applicable year) the sum of his annualized base salary plus target annual bonus shall equal two-times the initial base salary.  Mr. Tolworthy’s employment relationship with TCC is at-will, subject to Mr. Tolworthy’s right to receive a severance package in the event of termination without cause or resignation for good reason consisting of, subject to certain conditions (including his execution and delivery of a general release), an amount equal to two times the sum of (A) Mr. Tolworthy’s Base Salary plus (B) the average of the last 3 annual bonuses received by Mr. Tolworthy for the three immediately preceding fiscal years or, if Mr. Tolworthy has been employed for less than three years under this Agreement, the average of all annual bonuses received while employed under the employment agreement, and monthly cash payments equal to monthly costs of his COBRA premium for up to twelve months.  Mr. Tolworthy’s employment agreement is also subject to certain restrictive covenants, including confidentiality and, during his employment with TCC and for a period of twelve (12) months immediately thereafter, non-competition and non-solicitation covenants.  Mr. Tolworthy shall be eligible to participate in the Company’s equity incentive or similar plan(s) or program(s) as and when implemented and maintained by the Company.

(2)
Mr. Jaggi will be appointed as EVP, Chief Financial Officer and Treasurer of the Registrant on the closing date of the Merger on September 15, 2014.  For Mr. Jaggi amounts in the table above for 2012 reflect partial year compensation as he was hired by Twinlab Corporation on March 30, 2012. For Mr. Jaggi amounts in the table above for 2012 reflect partial year compensation as he was hired by Twinlab Corporation on March 30, 2012.  Mr. Jaggi was appointed Chief Financial Officer and Executive Vice President of Twinlab Corporation pursuant to that certain employment agreement dated May 3, 2012.  Such employment agreement contemplates a base salary on an annualized rate of two Hundred Fifty Thousand Dollars, plus a performance-based target annual bonus based on the company’s profitability.  Mr. Jaggi’s employment relationship with Twinlab Corporation is at-will, subject to Mr. Jaggi’s right to receive, subject to certain conditions (including his execution and delivery of a general release), a severance pay in the event of termination without cause or resignation for good reason consisting of fifty-two weeks of salary and other minor benefits.  Mr. Jaggi’s employment agreement further provides for customary confidentiality and, for the term of his employment with the company, non-competition and non-solicitation covenants.  At the discretion of the Board, a new employment agreement with the Company may be signed with Mr. Jaggi after the consummation of the Merger.

(3)
Mr. Neuwirth will be appointed as EVP, Chief Legal Officer and Secretary of the Registrant on the closing date of the Merger on September 15, 2014. Severance in the event of termination without cause or resignation for good reason.  Additional severance in the event of termination for change of control.  Mr. Neuwirth was appointed Chief Legal Officer, General Counsel and Executive Vice President of Twinlab Corporation pursuant to that certain employment agreement dated January 2, 2012.  Such employment agreement contemplates a base salary on an annualized rate of two Hundred Fifty Thousand Dollars, plus a performance-based target annual bonus based on the company’s profitability.  Mr. Neuwirth’s employment relationship with Twinlab Corporation is at-will, subject to Mr. Neuwirth’s right to receive, subject to certain conditions (including his execution and delivery of a general release), a severance pay in the event of termination without cause or resignation for good reason consisting of fifty-two weeks of salary and other minor benefits.  Mr. Neuwirth’s employment agreement further provides for customary confidentiality and, for the term of his employment with the company, non-competition and non-solicitation covenants.  At the discretion of the Board, a new employment agreement with the Company may be signed with Mr. Neuwirth after the consummation of the Merger.

(4)
Ms. Pastor will be appointed as Executive Vice President Retail Sales of the Registrant on the closing date of the Merger on September 15, 2014.  In 2012, a portion of Ms. Pastor’s compensation was based, in part, on commissions; in 2013, Ms. Pastor’s base compensation arrangements were changes to straight salary.  Ms. Pastor was appointed Executive Vice President Retail Sales of Twinlab Corporation pursuant to that certain employment agreement dated September 7, 2011.  Such employment agreement contemplates a base salary on an annualized rate of two Three Hundred Thousand Dollars, plus a performance-based target annual bonus based on the company’s profitability.  Ms. Pastor’s employment relationship with Twinlab Corporation is at-will, subject to Ms. Pastor’s right to receive, subject to certain conditions (including his execution and delivery of a general release), a severance pay in the event of termination without cause or resignation for good reason consisting of fifty-two weeks of salary and other minor benefits.  Ms. Pastor’s employment agreement further provides for customary confidentiality and, for the term of his employment with the company, non-competition and non-solicitation covenants.  At the discretion of the Board, a new employment agreement with the Company may be signed with Ms. Pastor after the consummation of the Merger.

COMMITTEES OF THE BOARD OF DIRECTORS

The Registrant currently does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions. These functions are currently performed by the Board as a whole.  The Company does not have an audit committee charter or nominating committee charter.

Audit Committee and Audit Committee Financial Expert

Our Director acts as our Audit Committee, and performs the same functions as an Audit Committee, such as: recommending a firm of independent certified public accountants to audit the annual financial statements, reviewing the independent auditor’s independence, the financial statements and their audit report, and reviewing management's administration of the system of internal accounting controls.  The Company does not currently have a written Audit Committee charter or similar document.  We have no financial expert on the Board.  We believe the cost related to retaining a financial expert at this time is prohibitive.

Section 16 Beneficial Ownership Reporting Compliance

    Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our common stock (collectively, “Reporting Persons”) to file reports of ownership and changes in ownership of our common stock. Reporting Persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. Based solely on its review of the copies of such reports received or written representations from the Reporting Persons, the Registrant believes that all Reporting Persons complied with these filing requirements.

PRINCIPAL STOCKHOLDERS PRIOR TO MERGER

The following table sets forth certain information regarding the Registrant’s common stock beneficially owned prior to the Merger for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days.  At September 4, 2014, 4,400,000 shares of the Registrant’s common stock were outstanding. On September 9, 2014 the Registrant will effectuate a 50:1 forward split after which there will be 220,000,000 shares of common stock outstanding.

	Name of Beneficial Owner (1)	Number of Shares	Percent Beneficially Owned
Common	Luz Vazquez	4,000,000	90.9%
	Directors & Officers as a Group	4,000,000	90.9%

(1)	Each Party’s address is in care of the Registrant at 1455 Kettner Blvd., #305, San Diego, CA 92101.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Related Persons

On November 27, 2013, we executed a revolving credit line with Ms. Vazquez for up to $20,000.  The unsecured line of credit bears interest at 6% per annum with principal and interest due on November 27, 2015.  As of September 4, 2014, an amount of $7,000 has been used for general corporate purposes with a remaining balance of $13,000 available.  As a result of this Merger the revolving credit line will be extinguished.

Promoters and Certain Control Persons

We did not have any promoters at any time since inception in 2013.

Upon closing of the Merger, Mr. Thomas A. Tolworthy, will acquire beneficial control of approximately 59.49% of the total shares of common stock outstanding of the Company as follows:

Upon closing of the Merger, Mr. Thomas A. Tolworthy will acquire 59.49% or 130,870,133 shares of common stock as a result of being a stockholder of TCC of which the Company will acquire 100% of the ownership pursuant to the Merger.

In addition, simultaneously with the effectiveness of the Merger, pursuant to an agreement entered into prior thereto, the Registrant will acquire 199,995,000 (post 50:1 forward split) shares of common stock pursuant to a private transaction with Ms. Luz Vazquez for an aggregate purchase of $8,000, which included satisfaction of certain indebtedness owed to Ms. Vazquez by the Company.

 LEGAL PROCEEDINGS

    From time to time, we may be involved in legal proceedings incidental to our business. We currently are not, however, involved in any legal proceeding that we believe would have any material adverse effect on our business, financial condition, or statement of operations, or statement of cash flows.

 WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC.  Such reports and other information filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms.  The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC.  The address of the SEC’s web site is http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 4, 2014	TWINLAB CONSOLIDATED HOLDINGS, INC., a Nevada corporation

By:	/S/ Luz Vazquez
Luz Vazquez President